NO ACT

PE
12-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Act 1934
Section
Rule 14e-5 & 14e-1(c)
Public
Availability December 14 2009

DIVISION OF
CORPORATION FINANCE [redacted]

09013104

December 14, 2009

Received SEC
DEC 14 2009
Washington, DC 20549

Via Facsimile and U.S. Mail

Valarie A. Hing
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178

Re: Tender Offer for Shares of Chemoil Energy Limited
File No. TP 10-09

Dear Ms. Hing:

We are responding to your letter dated December 14, 2009 addressed to Michele Anderson, Christina Chalk, Mellissa Campbell Duru and Josephine Tao, as supplemented by telephone conversations with the staff, with regard to your request for no-action and exemptive relief. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of December 14, 2009, unless otherwise noted.

On the basis of your representations and the facts presented in your letter, the Commission hereby grants an exemption from Rule 14e-5 under the Exchange Act to permit the Purchaser to purchase the Majority Shares pursuant to the Purchase Agreement outside of the Offer. You do not request, and we do not grant, any relief regarding any other purchases or arrangements to purchase Shares outside the Offer. In taking this position, we particularly note the following representations:

- The Offer will be subject to, and will be structured to comply with, the Singapore Code;
- The Purchase Agreement is permitted under the Singapore Code and the conditions to the Purchase Agreement comply with applicable legal requirements in Singapore;
- The Purchase Agreement will be consummated prior to the commencement of the Offer and, therefore, all conditions under the Purchase Agreement will have been satisfied or waived by the parties thereto prior to the commencement of the Offer;
- The Purchase Agreement is unconditional except for the Limited Conditions;
- The Singapore Code requires the Purchaser to make the Offer at a per-share price at least equal to the highest per share price paid for any shares of the Company acquired

by the Purchaser and parties acting in concert with the Purchaser during the six-month period prior to the Offer, including the shares purchased pursuant to the Purchase Agreement; and

- The Offering Document will disclose the closing of the Purchase Agreement, the price paid thereunder, the number of Shares purchased, and the date of such purchase.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Purchaser to purchase the Majority Shares pursuant to the Purchase Agreement, subject to the following conditions:

- No purchases or arrangements to purchase Shares, otherwise than pursuant to the Purchase Agreement or the Offer, shall be made in the United States;
- The Offering Document, which will be made available in English, will prominently disclose the purchase of the Majority Shares pursuant to the Purchase Agreement, including the date of such purchase, the number of Shares purchased, and the purchase price;
- Upon the request of the Division of Trading and Markets, the Purchaser shall transmit the information specified in number 2 above to the Division of Trading and Markets at its offices in Washington, D.C. within 30 days of such request;
- The Purchaser will comply with applicable legal requirements in Singapore;
- The Purchaser shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
- Representatives of the Purchaser shall be made available (in person at the offices of the Division of Trading and Markets in Washington, D.C. or by telephone) to respond to inquiries of the Division of Trading and Markets relating to their records; and
- Except as otherwise exempted herein, the Purchaser shall comply with Rule 14e-5.

In addition, based on the facts presented and the representations made in your letter dated December 14, 2009 and as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act. This no-action position allows the payment for Shares tendered during the Offer up to, and no more than, ten calendar days following the expiration of the Offer in accordance with the Singapore Code and related rules and regulations and market practice in Singapore. In taking this position, we note that payment for tendered shares will be made on a rolling basis within ten calendar days of receipt of tender, with the Shares that are tendered on the last day of the Offer being paid for no more than ten calendar days after expiration of the Offer.

The foregoing exemptive and no-action relief is based solely on your representations and the facts presented in your letter dated December 14, 2009, as supplemented by telephone conversations with the staff. The relief is strictly limited to the application of the rules and statutory provisions listed above to your proposed transaction. Such transaction should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in the transaction contemplated by this letter must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Trading & Markets express no views on any other questions that may be raised by this transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to this transaction.

For the Commission,
by the Division of Corporation Finance
pursuant to delegated authority

Michele M. Anderson
Chief, Office of Mergers and Acquisitions

For the Commission,
by the Division of Trading and Markets
pursuant to delegated authority

Josephine J. Tao
Assistant Director, Division of Trading & Markets

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP

ALMATY
ASTANA
DUBAI
FRANKFURT
HOUSTON
ISTANBUL
LONDON
MEXICO CITY
MILAN
MUSCAT
PARIS
WASHINGTON, D.C.

ATTORNEYS AND COUNSELLORS AT LAW

101 PARK AVENUE
NEW YORK, NEW YORK 10178-0061

TELEPHONE 212-696-6000
FACSIMILE 212-697-1559
WWW.CURTIS.COM

December 14, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Michele Anderson, Esq., Chief
Christina Chalk, Esq. Senior Special Counsel
Mellissa Campbell Duru, Esq., Special Counsel
Office of Mergers and Acquisitions,
Division of Corporation Finance

Attn: Josephine J. Tao, Esq., Assistant Director
Division of Trading and Markets

Re: Tender Offer for Shares of Chemoil Energy Limited

Ladies and Gentlemen:

We are writing on behalf of our client, Singfuel Investment Pte. Ltd (the "Purchaser"), a Singapore company wholly-owned by Glencore International AG, a privately owned Swiss company ("Glencore").

The Purchaser intends to commence a cash tender offer (the "Offer") for ordinary shares (the "Shares") of Chemoil Energy Limited, a company incorporated in Hong Kong (the "Company"). As further discussed below, the Purchaser will be required to make the Offer to acquire all remaining outstanding Shares upon the consummation of its acquisition of a majority of the outstanding Shares of the Company from the holder thereof (the "Majority Shareholder"), pursuant to a share purchase agreement between the Purchaser and the Majority Shareholder (the "Purchase Agreement").

On behalf of the Purchaser, we are requesting herein that the Securities and Exchange Commission (the "Commission"):

(i) confirm that it will not take enforcement action under Rule 14e-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Purchaser pays for Shares tendered in the Offer in accordance with applicable law, rules and regulations and market practice in Singapore (where the Company's Shares are publicly listed, as further described below);[1] and

(ii) grant exemptive relief from Rule 14e-5 under the Exchange Act to permit the Purchaser to consummate the purchase of Shares pursuant to the Purchase Agreement after the first public announcement, and prior to the expiration of, the Offer.

I. Company Background[2]

A. The Company

The Company is one of the marine fuel industry's leading physical suppliers. It conducts integrated operations in key ports and bunkering locations worldwide, including in the Americas (including in the United States), Europe, the Middle East and Asia.

As indicated above, the Company is incorporated in Hong Kong. The Company is headquartered in Singapore, and since December 14, 2006, has been publicly listed on the Main Board of Singapore Exchange Securities Trading Limited (SGX-ST) (the "Singapore Stock Exchange"). The Company is not listed on a stock exchange in the United States and does not otherwise have any stock or other securities registered under Section 12 of the Exchange Act or file reports pursuant to Sections 12(b), 12(g) or 15(d) of the Exchange Act, and does not submit or otherwise make available information pursuant to Rule 12g3-2(b) under the Exchange Act. The Company is also not publicly listed in Hong Kong or elsewhere (other than Singapore).

Although the Company is incorporated in Hong Kong, for the purposes of the relief sought hereunder, the Purchaser does not believe that the Company qualifies as a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. Rule 3b-4(c) defines a foreign private issuer as including any "corporation or other organization incorporated or organized under the laws of any foreign country" other than a foreign government except an

[1] The Purchaser recognizes that Rule 14e-1(c) requires either the prompt payment for or return of tendered securities. The Purchaser is not, however, seeking relief hereunder with respect to the return of Shares tendered in the Offer.

[2] Unless otherwise indicated, the description of the Company and its share capital (including ownership thereof) and information about the Majority Shareholder is based on information provided to the Purchaser by the Majority Shareholder or information available from the following sources: (i) the Company's website (http://www.chemoil.com/default.asp), including the Company's annual report for the fiscal year ended December 31, 2008 (the "2008 Annual Report") and the Company's unaudited financial information for the 2nd quarter and half year ended 30th June 2009; and (ii) the Depositary Receipts Directories of The Bank of New York Mellon ("BNY Mellon") and Citigroup (respectively, http://www.adrbnymellon.com/dr_profile.jsp?cusip=16383N102 and http://custom.marketwatch.com/custom/citi-adr/html-profile.asp?symb=CLRGY).

issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50% of the issuer's outstanding voting securities are directly or indirectly held of record by residents of the United States and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents; (ii) more than 50% of the assets of the issuer are located in the United States; or (iii) the business of the issuer is administered principally in the United States. A majority of the Company's outstanding voting securities are held directly or indirectly by the Majority Shareholder (as described further below), which the Purchaser believes is a "resident of the United States" for purposes of Rule 3b-4(c).[3] In addition, a majority of the Company's executive officers are, and a majority of its board of directors are or may be considered, U.S. citizens or residents.

B. Capital Structure of the Company and Ownership of Capital Stock

The Shares are the only class of outstanding capital stock issued by the Company. There are 1,292,612,000 Shares outstanding as of June 30, 2009 (including 5,400,000 Shares held by a trust for issuance pursuant to employee and director options). According to the BNY Mellon Depositary Receipts Directory, in January 2009, BNY Mellon established an unsponsored American Depository Shares ("ADSs") facility for the Company's Shares (the "ADS Facility").

The Majority Shareholder beneficially owns directly and indirectly an aggregate of 656,748,194 (or 50.81%) of the Shares (the "Majority Shares"). As described above, the Majority Shareholder is a trust governed under the laws of California. The sole trustee and with respect to the Majority Shares, the sole beneficiary of the Majority Shareholder is a member of the immediate family of the Company's founder, and a director of the Company. As noted above, the Purchaser believes the Majority Shareholder is a "resident of the United States" for purposes of Rule 3b-4(c). Because the analysis of whether a shareholder is a "security holder resident in the United States" within the meaning of Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act ("Instruction 2") is conducted in the same manner as the analysis of U.S. residence for purposes of Rule 3b-4(c), the Purchaser believes that the Majority Shareholder is also a "security holder resident in the United States" within the meaning of Instruction 2.[4]

A second shareholder, Itochu Corporation (the "Non-U.S. Shareholder") holds an aggregate of 484,729,000 (or 37.5%) of the Shares. To the Purchaser's knowledge, Itochu Corporation is incorporated and headquartered in Japan and publicly listed on the Tokyo Stock

[3] The Majority Shareholder is a trust governed under the laws of California, which has a single trustee and, with respect to the Majority Shares (as defined below), a single beneficiary. The Purchaser's belief with respect to the residency of the Majority Shareholder is based on its analysis of the information provided to it by the Majority Shareholder and is limited to the purposes of the relief sought hereunder.

[4] Instruction 2 applies to the determination of beneficial ownership of a target company's securities for the purpose of whether the bidder in a tender offer may take advantage of a self-executing exemption under paragraph (c) or (d) of Rule 14d-1 under the Exchange Act.

Exchange. Therefore, Itochu Corporation is not a U.S. resident and as such, is not a U.S. holder within the meaning of Instruction 2).[5]

According to the Company's share register as of October 31, 2009,

(i) 71,156,462 of the remaining 151,134,806 (or 11.69%) of the Company's Shares (the "Public Shares"), which represent approximately 5.5% of the total outstanding Shares, are registered to holders that appear to be individuals, and

(ii) the remaining 79,938,344 of the Public Shares, which represent approximately 6.2% of the total outstanding Shares, are registered to corporate and other institutional holders, including holders that may be nominee holders.

Of the 71,156,462 Public Shares registered to holders appearing to be individuals, 5,000 Shares (or less than 0.00001% of the total outstanding Shares) are registered to a single holder with an address in the United States and the remaining 71,151,462 Shares are registered to holders with addresses outside of the United States. For purposes of our calculations of the level of U.S. ownership of the Company's Shares, we have assumed that these 71,151,462 (or 5.5%) of the Public Shares are held by such holders for their own benefit and not for the account of persons residing in the United States. All but 40,000 of the 79,938,344 Shares registered to corporate and other institutional holders are registered to holders with addresses in Singapore.[6] If all of these remaining 79,938,344 Public Shares are held directly or indirectly by U.S. holders, the level of U.S. ownership of the Company's Shares (including the Majority Shareholder's 50.81% of the Shares and the 5,000 shares registered to the individual holder with an address in the United States and excluding the 71,151,462 Public Shares assumed to be held by non-U.S. individuals) would be capped at 736,691,538 Shares (or 56.99% of the total outstanding Shares). If the Majority Shareholder's Shares are not included, the level of U.S. ownership (otherwise calculated on the same basis as in the preceding sentence) would be capped at 79,943,344 Shares (or 6.18% of the total outstanding Shares).[7]

The Purchaser is unable to obtain further direct information about the beneficial ownership of the Company's Shares. Under Singapore law, a Singapore incorporated and publicly listed company may by notice in writing require any member of the company within such reasonable time as is specified in the notice to inform the company whether it holds any voting shares in the company as beneficial owner or as trustee and if it holds them as trustee, to indicate so far as it can the persons for whom it holds them and the nature of their interest.

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[5] Information about the Non-U.S. Shareholder is based on information provided to the Purchaser by the Non-U.S. Shareholder and information on the Company's website.

[6] The remaining 40,000 are registered to a holder with a United Kingdom address.

[7] As an indication of the level of U.S. investor interest in the Company's Shares, we note that the average daily trading volume of the Company's Shares in the OTC market in the United States for the twelve months ended October 31, 2009 is approximately 695 shares, with trades on only 12 days during the period. The average daily trading volume for trades on the Singapore Stock Exchange alone, for the same 12-month period, is 696,335 Shares.

Because the Company is not incorporated in Singapore, however, it would not be able to compel its nominee holders to provide it with beneficial ownership information. We also understand that under Hong Kong law, a company that is publicly listed in Hong Kong may, by notification, require persons whom the company knows or has reasonable cause to believe to be interested in its shares to provide information about their own interests and where other persons have an interest in those shares, such information about those other persons' interests (including the identity of the persons interested) as is specified in the notification. Again, however, this provision does not apply to the Company, since it is not publicly listed in Hong Kong. Furthermore, even if these provisions applied to the Company, they do not give a third party (i.e., a party other than the Company), the right to obtain the beneficial ownership information. Indeed, while under the Singapore Code on Take-Overs and Mergers (the "Singapore Code"), a company that is the target in a tender offer must provide the offeror during the offer period information on its outstanding voting equity share capital, based on information in its share register, there is no requirement that the target obtain or provide the offeror beneficial ownership information.[8] The Purchaser has requested the assistance of the Company in its efforts to obtain beneficial ownership information. In this respect, the Company provided the Purchaser a copy of its share register as of October 31, 2009.[9] The Company also provided the Purchaser with certain limited information about the beneficial ownership of the Public Shares as of June 30, 2009.[10]

II. Singapore Law, Rules and Regulations and Market Practice

As the Company is publicly listed on the Singapore Stock Exchange, the Purchaser's acquisition of control of the Company and the related Offer is subject to applicable Singapore law, rules and regulations. In particular, tender offers are regulated under the Singapore Code, which is administered and enforced by the Securities Industry Council of Singapore (the "Singapore SIC").

Under Rule 14 of the Singapore Code, certain acquisition activities relating to Singapore public companies, including the acquisition of 30% or more of the voting rights in a public company, would trigger an obligation for the acquirer to make a tender offer for the

[8] We have relied on advice of Allen & Gledhill LLP, Singapore counsel to Glencore, for the summaries of the laws of and market practice in the Republic of Singapore contained in this letter and on advice of Linklaters, Hong Kong counsel to Glencore, for the description of the laws of Hong Kong contained in this letter. Please refer to the letters from Allen & Gledhill LLP and Linklaters, each dated the same date as this letter, attached hereto.

[9] Under the Singapore Code, the target company is required, upon the request of the offeror, to provide the offeror information on its outstanding voting equity share capital, based on information in its share register, only after the preliminary announcement (as defined below) is made by the offeror. Although the preliminary announcement for the Offer had not yet been made by the Purchaser at the time of the Purchaser's request for the share register, the Company provided the Purchaser a copy of its share register as of October 31, 2009.

[10] According to information provided by the Company, approximately 45.7 million Public Shares (3.54% of the total outstanding Shares) that were registered to corporate and institutional holders as of June 30, 2009 were beneficially owned by persons who were not U.S. holders. If approximately the same break-down of beneficial ownership applied as of October 31, 2009, we believe that the maximum possible U.S. beneficial ownership of Shares as of October 31, 2009 would fall to 690,949,776 Shares (or 53.45%) including the Majority Shareholder's Shares and 34,201,582 Shares (or 2.65%) excluding the Majority Shareholder's Shares.

remaining shares of the company. Under the Singapore Code and in accordance with Singapore market practice:

(i) Such an acquirer must preliminarily announce the tender offer to all holders of the company's remaining shares upon execution of the agreement by which it will acquire 30% or more of the voting rights in the company, even if there are conditions that must be satisfied before the agreement may be consummated. This preliminary announcement (the "preliminary announcement") must refer to the tender offer as a pre-conditioned tender offer (being a tender offer subject to the satisfaction of a pre-condition, which is the consummation of the control acquisition agreement), and must describe the conditions to the closing of the control acquisition agreement.

(ii) The acquirer must formally announce the mandatory tender offer (the "formal announcement") following the satisfaction of the pre-condition (i.e., the consummation of the control acquisition agreement).

(iii) No earlier than 14 calendar days and no later than 21 calendar days after the formal announcement of the mandatory tender offer, the tender offer documents must be made available to shareholders and shareholders must be provided with the means to tender.

(iv) If the launch of the tender offer is subject to the closing of the control acquisition agreement and the closing of the control acquisition agreement is in turn subject to the satisfaction of conditions, such conditions must be objectively determinable.

(v) The terms of the tender offer, including the conditions to the closing of the control acquisition agreement, are subject to the prior approval of the Singapore SIC.

Further, as regards the conduct of a tender offer under the Singapore Code:

(i) such tender offer must be open to all holders of the company's remaining shares wherever located (including any shares issued while the tender offer is on-going);

(ii) the per share price in the mandatory tender offer must be at least equal to the highest per share price paid for shares of the company, if any, acquired by the acquirer and any parties acting in concert with the acquirer during the six-month period prior to the tender offer;

(iii) the tender offer must remain open for a minimum of 28 calendar days after the tender offer documents are made available to shareholders, and for a minimum of 14 calendar days after an increase in the price is announced;[11]

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[11] In a tender offer where the acquirer's obligation to accept tendered shares is not subject to any further conditions, tendering shareholders may withdraw tendered shares only in two limited circumstances: (i) if the acquirer fails to comply with certain disclosure requirements under the Singapore Code upon the close, extension or revision of

(iv) the target company must issue a circular to its shareholders within 14 calendar days after the tender offer documents are made available to shareholders indicating whether the company's board of directors recommends to its shareholders that they should accept or reject the offer and setting forth the advice provided by an independent financial advisor;

(v) any extension of the tender offer must be announced prior to the scheduled expiration date; and

(vi) the acquirer must pay for tendered shares within 10 calendar days after the receipt of tendered shares (in the case of a tender offer that is not conditioned upon the acquirer receiving a minimum number of shares), and market practice in Singapore typically will dictate that the acquirer pay for the tendered shares at or toward the end of such ten-day period.

III. The Proposed Transaction

Except for the relief requested in this letter, the Purchaser and the Majority Shareholder propose to conduct the transaction in compliance with applicable requirements of the Singapore Code, as well as Section 14(e) of the Exchange Act and applicable provisions of Regulation 14E thereunder, and consistent with market practice in Singapore.[12] In this regard:

1. The Purchaser and the Majority Shareholder have entered into the Purchase Agreement, which provides for the Purchaser to purchase the Majority Shares (i.e., 50.81% of the Shares of the Company). Because the Offer will be a pre-conditioned offer (as it will not commence until after the closing of the Purchase Agreement), the conditions to the Purchase Agreement, which were approved by the Singapore SIC prior to its execution, were required to be objectively determinable. The parties' obligations to consummate the Purchase Agreement are subject to certain limited conditions as follows (the "Limited Conditions"):

(i) regulatory approvals under merger control regulations in various jurisdictions, including the U.S.;

(ii) the parties' compliance with their respective covenants in the Purchase Agreement;

(iii) the accuracy when made and a bring-down at closing (subject to certain materiality qualifiers) of the parties' respective representations and warranties in the Purchase Agreement; and

(iv) the absence of (x) certain limited specified occurrences that could result in, or would evidence, a material adverse change in the financial and operating condition

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the Offer and (ii) if a competing offer for the same securities is launched and 50% or more of the securities are tendered into the competing offer.

[12] The Offer will not be subject to Section 14(d) of the Exchange Act or Regulation 14D promulgated thereunder since no class of equity securities of the Company is registered under Section 12 of the Exchange Act.

of the Company and (y) certain other changes in the business and operations of the Company between the execution and consummation of the Purchase Agreement.

2. As required by the Singapore Code, upon the execution of the Purchase Agreement, the Purchaser preliminarily announced the Offer, on the basis that it is subject to satisfaction of a pre-condition (being the closing of the Purchase Agreement), to all holders of the remaining Shares. The preliminary announcement of the Offer, which was posted on the public website of the Singapore Stock Exchange in English, contains a summary of the material terms of the Purchase Agreement, including the conditions to the closing of the Purchase Agreement.

3. The Purchaser is currently in the process of applying for and obtaining required merger control approvals.

4. Once the required merger control approvals are obtained, subject to satisfaction of the other conditions to closing of the Purchase Agreement:

(i) the parties will close the Purchase Agreement; and

(ii) the Purchaser will publish a formal announcement of the Offer, which will be posted on the public website of the Singapore Stock Exchange.

5. Between the 14th and 21st calendar day after the consummation of the Purchase Agreement and the formal announcement of the Offer, the Purchaser will disseminate the Offer Document (as defined below) to the Company's shareholders and provide them with the means to tender.

6. The Purchaser expects that, consistent with the requirements of the Singapore Code and Rule 14e-2, the Company's board of directors will issue a circular to its shareholders within 10 business and 14 calendar days (with the business days calculated in accordance with Rule 14d-1(g) under the Exchange Act) after the Offer Document is disseminated to shareholders indicating whether the Company's board of directors recommends to its shareholders that they should accept or reject the Offer.

7. As regards the Offer:

(i) The Offer will remain open for no less than (x) the 20 business days (as calculated in accordance with Rule 14d-1(g) under the Exchange Act) required under Rule 14e-1(a) and (y) the 28 calendar days required under the Singapore Code.

(ii) The Offer will be structured as a single offer, which, as required by the Singapore Code, will be open to all holders of Shares (including Shares underlying ADSs and Shares issued upon exercise of Company options) wherever located.

(iii) The per share price in the Offer will be the same as the per share price under the Purchase Agreement, and there are not expected to be any conditions to the Offer other than the pre-condition (i.e., the closing of the Purchase Agreement), which will have occurred before the commencement of the Offer.

(iv) The disclosure document used in the Offer (the "Offer Document") will be available in English, and will disclose the consummation of the Purchase Agreement, including the price paid for the Majority Shares, the amount of Shares purchased and the parties to the Purchase Agreement. As required by the Singapore Code, the Offer Document will be mailed to all of the holders of the Shares to their addresses reflected in the share register of the Company. The Offer Document will also be available on the public website of the Singapore Stock Exchange and copies may be requested from the Company's share registrar. The Offer Document will not disclose additional terms or conditions of the Purchase Agreement as the conditions will have been satisfied or waived by the parties thereto and the Purchase Agreement will have been consummated prior to the distribution of the Offer Document to shareholders. As indicated above, the material terms and conditions of the Purchase Agreement were summarized in the preliminary announcement of the Offer.

(v) Payment for tendered Shares will be made on a rolling basis within 10 calendar days after receipt of tender, with the Shares that are tendered on the last day of the Offer being paid for within ten calendar days after expiration of the Offer.

(vi) Any extension or other amendment of the Offer will be published and otherwise structured to comply with applicable requirements of both the Singapore Code and Regulation 14E. In particular, the Offer will remain open for a period that is at least (x) the 10 additional business days (as calculated in accordance with Rule 14d-1(g) under the Exchange Act) required by Rule 14e-1(b) following the announcement of any changes described in Rule 14e-1(b) and (y) the 14 additional calendar days required under the Singapore Code for increases in the price and certain other revisions to the Offer.

IV. Requested Relief

On behalf of the Purchaser, we are requesting herein that the Commission:

(i) confirm that it will not take enforcement action under Rule 14e-1(c) under the Exchange Act if the Purchaser pays for Shares tendered in the Offer up to ten calendar days following expiration of the Offer, in accordance with the Singapore Code and related rules and regulations and market practice in Singapore; and

(ii) grant exemptive relief from Rule 14e-5 under the Exchange Act to permit the Purchaser to consummate the purchase of Shares pursuant to the Purchase Agreement after the Purchaser has preliminarily announced the Offer, and prior to its expiration.

For the reasons described below, we do not believe that payment for Shares tendered in the Offer in the manner described above or the consummation of the Purchase

Agreement prior to the expiration of the Offer as described above, constitutes a fraudulent, deceptive or manipulative act or practice within the meaning of Section 14(e) of the Exchange Act.

Also, although the relief sought herein is on the basis that the Company does not qualify as a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, we believe: (i) that the U.S. interest in the Offer is no greater than in past cross-border transactions for which the Commission has granted relief from Regulation 14E (as well as Regulation 14D) on the basis of the rationale and policy underlying the cross-border exemptions under Rule 14d-1(c) and Rule 14d-1(d) under the Exchange Act (respectively, the "Tier I Exemption" and the "Tier II Exemption"); and (ii) that the requested relief is consistent with the relief granted in those instances. The Commission adopted the Tier I Exemption and the Tier II Exemption in order to facilitate cross-border transactions and particularly to minimize conflicts with foreign regulatory regimes.[13] For the same reasons, the Commission has granted exemptive and no-action relief in individual instances where cross-border transactions did not qualify for the Tier I Exemption or the Tier II Exemption because the U.S. ownership of the target companies' securities exceeded the 40% Tier II Exemption threshold. See, e.g., *Partial Cash Tender Offer by Zohar Zisapel for Ordinary Shares of Radvision Ltd.* (relief letter issued April 14, 2009) (where relief was granted from the provisions of Rule 14d-7(a)(1) and Rule 14e-1(c) and the level of U.S. ownership was at least 54.3% of the outstanding shares not held by the offeror); *Cash Offer by Singapore Technologies Semiconductors Pte Ltd for STATS ChipPAC Ltd.* (relief letter issued March 15, 2007); *Recommended Cash Offer by AstraZeneca Plc for Cambridge Antibody Technology Group Plc* (relief letter issued May 23, 2006); and *Offers by Harmony Gold Mining Company Limited for any and all ordinary shares, including ordinary shares represented by ADSs, of Gold Fields Limited* (relief letter issued November 19, 2004). In two particularly relevant instances, where the target company did not qualify as a "foreign private issuer," the Commission has also granted relief from Regulation 14D and Regulation 14E. See, *Offer for Shares of ProSiebenSat.1 Media AG by Lavena Holding 4 GmbH* (relief letter issued January 30, 2007) and *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (relief letter issued September 12, 2005).

We further believe that it would be appropriate to exclude or discount the 50.81% of the Company's Shares that are beneficially owned by the Majority Shareholder when calculating the level of U.S. ownership of the Company's Shares for the purpose of assessing whether the level of U.S. ownership is sufficiently low to permit the Commission to grant exemptive relief from the U.S. tender offer rules consistent with the relief available under the Tier I Exemption and the Tier II Exemption. The Majority Shareholder is a trust, the sole trustee and, with respect to the Majority Shares, the sole beneficiary of which is a member of the immediate family of the Company's founder and a director of the Company. Further, the Majority Shareholder will not be a participant in the Offer. If the Majority Shareholder's ownership were excluded from the calculation of U.S. ownership (by excluding the Majority

[13] See, "Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings," Release Nos. 33-7759, 34-42054, 39-2378; International Series Release No. 1208 (October 26, 1999) (the "Cross-Border Release").

Shareholder's Shares from the numerator when performing the calculation), the maximum U.S. ownership of the Company's Shares would not exceed approximately 6.18%, as calculated above.

For these reasons, given the direct conflict between the requirements and restrictions under Rule 14e-1(c) and Rule 14e-5 and Singapore law, rules and regulations and market practice applicable to the Offer, as described below, we believe that the requested relief is appropriate.

We note that in our view, there are serious doubts as to whether the jurisdictional predicate for the application of Regulation 14E would be satisfied in connection with the proposed transaction. Nonetheless, the Purchaser has requested that we seek the Staff's input. This request should not, however, be considered as an admission that Regulation 14E would apply to the proposed transaction absent any relief that might be provided by the Staff.

A. Rule 14e-1(c)

Rule 14e-1(c) under the Exchange Act prohibits a bidder from failing to pay the consideration offered or to return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer.

As discussed above, under the Singapore Code, payment for tendered shares must take place within ten calendar days after receipt of tenders. In addition, consistent with market practice in Singapore, such payment would take place at or toward the end of such ten calendar day period (and therefore, up to ten calendar days after the expiration of a tender offer). Payment of the Offer consideration at or toward the end of such ten calendar day period could result in tendering holders who tender at or near the end of the offering period being paid later than they would be paid in accordance with Rule 14e-1(c).

Because the Offer will not be conditioned upon the Purchaser receiving a minimum number of shares and will not be subject to any other conditions, the Purchaser will be required to purchase all Shares that are tendered, and must pay the Offer consideration on a rolling basis within ten calendar days after receipt of the respective tenders. The Purchaser will pay for Shares in accordance with the Singapore Code and market practice in Singapore within ten calendar days. While we understand that it may be possible for payments to be made within a slightly shorter timeframe, and the Purchaser intends to make payments as soon as practicable, the minimum period that can be accommodated by Singapore settlement agents with any certainty is ten calendar days. The settlement process initially involves counting and collating tendered Shares and preparing related documentation (including payment instructions). After these initial steps are completed, checks must be prepared or preparations otherwise made for the actual payment for the tendered Shares. Where Shares are held through The Central Depository (Pte) Limited, the Singapore central securities depository ("CDP") (as is the case for all of the Company's Shares other than those held by the Non-U.S. Shareholder), payment for the tendered Shares is made through CDP. This final portion of the settlement process, which is well established market practice in Singapore, is out of the control of the Purchaser and alone would take a minimum of four business days (in addition to the time required for the initial portion of the settlement process, including counting and collating the tendered Shares and preparing the related documentation).[14]

We do not believe that the Singapore Code provisions relating to the timing of an offeror's obligation to pay for tendered shares presents an opportunity for the Purchaser to engage in fraudulent, deceptive or manipulative conduct in connection with the timing of tenders and/or its obligation to pay for or return shares. Indeed, (i) each tendering holder knows at the time it tenders that the Purchaser will purchase and pay for its Shares (even if, in the case of holders that tender close to or on the expiration date, they could be paid as much as ten days after the expiration); and (ii) holders that tender on or before the tenth calendar day prior to expiration of the Offer will be paid on or prior to the date the Offer expires.

On behalf of the Purchaser and based on the foregoing (including the discussion in the introductory section of this Part IV), we respectfully request that the Commission confirm that it will not take enforcement action under Rule 14e-1(c) under the Exchange Act if the Purchaser pays for Shares tendered in the Offer up to ten calendar days following expiration of the Offer, in accordance with the Singapore Code and market practice in Singapore. As noted above, this relief is consistent with relief previously granted by the Commission in similar circumstances in Cash Offer by Singapore Technologies Semiconductors Pte Ltd for STATS ChipPAC Ltd. (relief letter issued March 15, 2007); Offer for Shares of ProSiebenSat.1 Media AG by Lavena Holding 4 GmbH (relief letter issued January 30, 2007); and Axel Springer AG Offer for ProSiebenSat.1 Media AG (relief letter issued September 12, 2005).

B. Rule 14e-5

Subject to certain exceptions, Rule 14e-5 under the Exchange Act prohibits an offeror in a tender offer from directly or indirectly purchasing or arranging to purchase any securities that are sought to be acquired in a tender offer or any securities that are immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is first publicly announced until the offer expires. Under Rule 14e-5(b)(7), an exception is available to allow an offeror to close an agreement entered into prior to the public announcement of the tender offer if the agreement is unconditional and binding on both parties. The existence and material terms of the agreement must also be disclosed in the tender offer documents. In addition, Rule 14e-5(d) expressly authorizes the Commission to grant case-by-case exemptions to Rule 14e-5.

Under the Singapore Code, an offeror in a tender offer is free to purchase securities outside the tender offer. Such purchases are not uncommon in connection with offers for Singapore companies. If a purchase is made above the tender offer price, however, Rule 21.1

---

[14] We note that the ten-day period is shorter than the period of time for settlement allowed in another no-action letter furnished by the Staff with respect to a company subject to the Singapore Code and Singapore market practice. See Cash Offer by Singapore Technologies Semiconductors Pte Ltd for STATS ChipPAC Ltd. (relief letter issued March 15, 2007) (where a 21-day period for payment applied because the offer was not unconditional and the Staff granted relief for a 14-day settlement period).

of the Singapore Code requires that the offeror increase the tender offer price to match that higher price. In the case of a pre-conditioned tender offer, the requirement applies from the time the tender offer is preliminarily announced until the tender offer closes or lapses. Any such purchases must be disclosed, through the Singapore Stock Exchange, by 12 noon Singapore time on the first business day after the purchase.

Because under the Singapore Code the Purchaser was required to preliminarily announce the pre-conditioned Offer immediately upon entering into the Purchase Agreement (instead of after the closing of the purchase of the Majority Shares thereunder), the consummation of the Purchase Agreement prior to the expiration of the Offer would put the Purchaser in the position of purchasing Shares outside of the Offer prior to its expiration. However, while the Purchase Agreement was entered into before the first public announcement of the Offer, and is binding on both parties, as described above, the parties' obligations to consummate the Purchase Agreement are subject to certain conditions and therefore the exception in Rule 14e-5(b)(7) will not apply. Moreover, the exception in Rule 14e-5(b)(10) (applicable to purchases made during cross-border tender offers) will not be available to the Purchaser because, as described above, the Purchaser believes that the Company does not qualify as a "foreign private issuer" as defined in Rule 3b-4(c) since a majority of the Shares are beneficially owned by the Majority Shareholder, which, as noted above, the Purchaser believes is a "resident of the United States" for purposes of Rule 3b-4(c), and, for that reason, the requirements of the Tier I Exemption would also not be satisfied. But for the Singapore Code requirement to preliminarily announce the pre-conditioned Offer, the parties could have entered into and closed the Purchase Agreement (once its conditions were satisfied), and then publicly announced and commenced the Offer, thereby complying with Rule 14e-5 without the need for an exemption.

We do not believe that the proposed closing of the Purchase Agreement after the preliminary announcement of the Offer (and before its expiration) and/or the existence or nature of the conditions to the Purchase Agreement present an opportunity for the Purchaser to engage in fraudulent, deceptive or manipulative conduct in connection with the Offer. The Purchase Agreement was fully negotiated and became binding prior to the public announcement of the Offer, and its existence and material terms have been disclosed in the preliminary announcement of the pre-conditioned Offer. The Offer Document used in the Offer will disclose the closing of the Purchase Agreement and the price paid thereunder. In addition, Singapore law, rules and regulations provide protections similar to those provided by Rule 14e-5 in terms of "preventing an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms."[15] Specifically, under the Singapore Code, (i) the per share price in the Offer must be at least equal to the highest per share price paid for any shares of the Company acquired by the Purchaser and parties acting in concert with the Purchaser during the six-month period prior to the Offer, including the shares purchased pursuant to the Purchase Agreement, (ii) the Purchaser must notify the market of the closing of the Purchase Agreement, and (iii) the Singapore SIC

[15] Section II.C.1 of the Cross-Border Release.

pre-approved the conditions to the closing of the Purchase Agreement prior to execution of the Purchase Agreement, which conditions were required to be objectively determinable.

The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of ownership of the target by U.S. holders, (ii) whether the offer will be made to U.S. holders on an equal basis to non-U.S. holders, (iii) whether the consideration will be cash or securities, (iv) the nature of the foreign regulation to which the offer is subject and (v) whether the principal trading market for the securities is outside the United States.

In the context of the Offer, we note that (i) although U.S. holders own in the aggregate in excess of 50% of the Company's Shares, as discussed above, (x) we believe that the 50.81% of the Shares that are beneficially owned directly or indirectly by the Majority Shareholder should be excluded when calculating the level of U.S. ownership of the Company's Shares for U.S. investor protection purposes, and when calculated on this basis the maximum U.S. ownership of the Company's Shares would not exceed 6.18% (as calculated above), and (y) the Commission has granted relief from various Regulation 14E provisions, including Rule 14e-5, in cases where the Tier II Exemption was not available, including where the offeror could not establish that the level of U.S. ownership was less than 40%; (ii) the Offer will be made on the same basis to U.S. and non-U.S. holders of all Shares (including Shares underlying ADSs); (iii) the consideration will consist entirely of cash; (iv) the Offer will be subject to regulation by the Singapore SIC under the Singapore Code (which as described above, provides protections similar to those provided by Rule 14e-5); and (v) the principal trading market of the Shares is outside the United States on the Singapore Stock Exchange.

Based on the foregoing (including the discussion in the introductory section of this Part IV), we respectfully request, on behalf of the Purchaser, exemptive relief from the provisions of Rule 14e-5 under the Exchange Act in order to permit the Purchaser to consummate the purchase of the Majority Shares pursuant to the Purchase Agreement after the Purchaser has preliminarily announced the pre-conditioned Offer, and prior to its expiration. The foregoing request for exemptive relief would be subject to the following conditions:

(i) the Offer and the conditions to the Purchase Agreement will comply with applicable legal requirements in Singapore, where the Company's shares are publicly listed, and have been pre-approved by the Singapore SIC (which would not have approved the Purchase Agreement and the Offer if it were not satisfied that the fulfillment of the conditions to the Purchase Agreement could be objectively determined);

(ii) the Purchase Agreement will be consummated prior to the commencement of the Offer and, therefore, all conditions under the Purchase Agreement will have been satisfied or waived by the parties thereto prior to the commencement of the Offer;

(iii) no purchases or arrangements to purchase Shares, otherwise than pursuant to the Purchase Agreement or the Offer, will be made in the United States;

(iv) the Offering Document, which will be available in English, will prominently disclose the purchase of the Majority Shares pursuant to the Purchase Agreement, including the date of such purchase, the number of Shares purchased and the purchase price;

(v) upon the request of the Division of Trading and Markets of the Commission (the "Division of Trading and Markets"), the Purchaser shall transmit the information specified in clause (iv) above to the Division of Trading and Markets at its offices in Washington, D.C. within 30 days of such request;

(vi) the Purchaser will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the expiration of the Offer;

(vii) representatives of the Purchaser will be made available (in person at the offices of the Division of Trading and Markets in Washington, D.C. or by telephone) to respond to inquiries of the Division of Trading and Markets relating to such records; and

(viii) except as otherwise exempted herein, the Purchaser will comply with Rule 14e-5.

We believe that the exemptive relief requested herein under Rule 14e-5 is consistent with that granted in the exemption letters cited elsewhere in this request. See, e.g., *Partial Cash Tender Offer by Zohar Zisapel for Ordinary Shares of Radvision Ltd.* (relief letter issued April 14, 2009) (where relief was granted from the provisions of Rule 14d-7(a)(1) and Rule 14e-1(c) and the level of U.S. ownership was at least 54.3% of the outstanding shares not held by the offeror); *Cash Offer by Singapore Technologies Semiconductors Pte Ltd for STATS ChipPAC Ltd.* (relief letter issued March 15, 2007); *Offer for Shares of ProSiebenSat.1 Media AG* (relief letter issued January 30, 2007); and *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (relief letter issued September 12, 2005).

* * *

We respectfully request that the Commission issue the requested exemptive and no-action relief as soon as practicable. If you need further information or desire to discuss these matters further, please call me at (212) 696-6943.

Very truly yours,

Valarie A. Hing

Allen & Gledhill

ADVOCATES & SOLICITORS

WRITER'S NAME :	Christopher Koh / Zahedah Abdul Rashid / Michelle Fum	DIRECT TEL	: +65 6890 7768 / 7791 / 7661
		DIRECT FAX	: +65 6302 3135 / 3211 / 3013
		DIRECT E-MAIL	: christopher.koh@allenandgledhill.com zahedah.rashid@allenandgledhill.com michelle.fum@allenandgledhill.com

OUR REF : CTJKOH/ZAR/MFRX/2008010096
YOUR REF : -

14 December 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Michele Anderson, Esq., Chief
Christina Chalk, Esq. Senior Special Counsel
Mellissa Campbell Duru, Esq., Special Counsel
Office of Mergers and Acquisitions,
Division of Corporation Finance

Attn: Josephine J. Tao, Esq., Assistant Director
Division of Trading and Markets

Dear Sirs

TENDER OFFER FOR SHARES OF CHEMOIL ENERGY LIMITED

1. We refer to the letter dated 14 December 2009 (the "**Letter**") from Valarie A. Hing, a partner at the firm of Curtis, Mallet-Prevost, Colt & Mosle LLP ("**Curtis**"), writing to you on behalf of our client, Glencore International AG ("**Glencore**").

2. In the Letter, Curtis, on behalf of Singfuel Investment Pte. Ltd. ("**Singfuel**"), a Singapore company wholly-owned by Glencore, respectfully requested that the Staff grant no action relief and exemptive relief under certain provision of the U.S. securities laws in connection with its cash tender offer (the "**Offer**") for ordinary shares (the "**Shares**") of Chemoil Energy Limited (the "**Company**"), a company incorporated in Hong Kong and listed on the Singapore Exchange Securities Trading Limited. Singfuel is required to make the Offer to acquire all remaining outstanding Shares, upon the consummation of Singfuel's acquisition of a majority of the outstanding Shares from the holder thereof (the "**Majority Shareholder**") pursuant to a share purchase agreement between Singfuel and the Majority Shareholder.

3. The Letter has also made reference to the reliance by Curtis on the advice of Allen & Gledhill LLP in respect of the laws of the Republic of Singapore.

appearing foreign attorney" for the purposes of the rules and practice of the Securities and Exchange Commission.

5. We are acting as Hong Kong counsel to Glencore in connection with the Offer, in which role we have provided only limited advice to Glencore in respect of specific questions as to Hong Kong law.

6. We hereby confirm that the following statement (the "**Statement**"), which is contained in the Letter, is an accurate and, in our view, complete (for the purposes of the Letter) description of the Hong Kong law in this respect:

   "(U)nder Hong Kong law, a company that is publicly listed in Hong Kong may, by notification, require persons whom the company knows or has reasonable cause to believe to be interested in its shares to provide information about their own interests and, where other persons have an interest in those shares, such information about those other persons' interests (including the identity of the persons interested) as is specified in the notification. Again, however, this provision does not apply to the Company, since it is not publicly listed in Hong Kong. Furthermore, even if these provisions applied to the Company, they do not give a third party (i.e., a party other than the Company) the right to obtain the beneficial ownership information."

7. The Statement comprises a summary of the relevant matters of Hong Kong law and should not be construed as a comprehensive description of all issues under Hong Kong law, rules and regulations.

Please do not hesitate to contact us if we can be of any further assistance or if you have any queries.

Yours faithfully

Linklaters

Linklaters